M/I HOMES, INC.

4131 Worth Avenue, Suite 500

Columbus, Ohio 43219

(614) 418-8000

October 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Ambrogi

Re:	M/I Homes, Inc.

Registration Statement on Form S-4 (File No. 333-259781)

Ladies and Gentlemen:

M/I Homes, Inc., on behalf of itself and the co-registrants listed in the above-referenced Registration Statement (collectively, the “Registrants”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on Thursday, October 7, 2021, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable.

Please advise Adam K. Brandt of Vorys, Sater, Seymour and Pease LLP, our outside counsel, of the effectiveness of the Registration Statement by telephone at (614) 464-6426 or by e-mail at AKBrandt@vorys.com.

Very truly yours,

/s/ Susan E. Krohne
Susan E. Krohne
Senior Vice President,
Chief Legal Officer and Secretary